Exhibit 10.1

February 9, 2010

Mr. Jeffrey H. Fox

The Circumference Group

One Information Way

Suite 105

Little Rock, AR 72202

Re: Employment Offer

Dear Jeff:

This letter agreement (the “Agreement”) describes the terms and conditions of your employment with Convergys Corporation (the “Company”). The terms of this Agreement will remain in effect from the date of your execution of this Agreement through and including February 9, 2011, subject to earlier termination as described below.

Effective as of February 9, 2010 (the “Effective Date”), you will (i) be employed by the Company as President and Chief Executive Officer of the Company, with such authority, duties and responsibilities as are commensurate with such positions and as are customarily exercised by a person holding such positions in companies of the size and nature of the Company, (ii) report directly to the Board of Directors of the Company (the “Board”), (iii) serve as a member of the Board and (iv) perform your duties primarily at the Company’s headquarters in Cincinnati, Ohio. Notwithstanding the foregoing, for the avoidance of doubt, you will not be required to have your full time residence in Cincinnati, Ohio, although you will be required to spend a substantial amount of working time in Cincinnati, Ohio.

1.	Your base salary during your employment will be a minimum of $25,000.00 per month, which equates to $300,000.00 on an annualized basis.

2.	You will receive as of the Effective Date an inducement grant of 84,000 restricted stock units based on the Company’s common stock (the “Salary Stock Units”). Subject to your continued employment with the Company, 7,000 Salary Stock Units shall vest in full and be immediately settled on the last business day of each of the twelve months commencing February 2010. Upon your termination of employment for any reason, any unvested Salary Stock Units shall be immediately forfeited.

3.	You will receive as of the Effective Date an inducement grant of 25,000 fully vested restricted stock units (“Restricted Stock Units”) based on shares of the Company’s common stock (“Common Stock”). The Restricted Stock Units shall be settled 30 days after the Effective Date.

4.

You will receive as of the Effective Date an inducement grant of fully vested options to purchase 300,000 shares of the Company’s common stock (the “Stock Options”). The Stock Options shall have a five-year term and an exercise price per share equal to the closing price of a share of Common Stock on the Effective Date. If your employment terminates for any reason, the Stock Options shall remain exercisable for two years following such termination of employment or, if shorter, the remaining term of the Stock Options.

5.	As soon as practicable after the date hereof, the Company shall use its reasonable best efforts to take all actions necessary to register the shares of Common Stock underlying the Salary Stock Units, Restricted Stock Units and Stock Options.

6.	You may, in the sole discretion of the Board, receive a performance based grant of cash, shares, or stock options with a value up to $1,000,000, based on achievement of certain objectives as may be established by the Board. The grant date for such award shall be determined by the Board in its sole discretion. However, it is anticipated that the determination of this award, if any, would occur upon your cessation as President and Chief Executive Officer at the Company or the extension of your employment.

7.	Except as expressly provided hereunder, you will not be eligible to participate in any of the compensation and benefits plans, programs, policies and other arrangements of the Company and, so long as you serve as an employee of the Company, you shall receive no additional compensation for your service on the Board.

8.	For so long as you remain employed with the Company, the Company shall provide you with temporary housing or a monthly housing allowance to be paid to you on the last business day of each month commencing February 2010 and otherwise reimburse you in accordance with the Company’s general expense policies. In addition, the Company shall reimburse you for use of your personal aircraft at a rate of $2200 per hour for business commute expenses up to 16 hours per month and for other reasonable business travel. Each month you shall submit a report to the Compensation Committee of the Board that describes your use of personal aircraft for business so that the Committee may review such usage for reasonableness. All reimbursements and in-kind benefits provided hereunder that constitute deferred compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall be provided in accordance with the requirements of Section 409A, including that (i) no reimbursements under this Agreement shall be made later than the end of the calendar year following the calendar year in which the applicable expenses were incurred; (ii) the amount of in-kind benefits to be provided in any calendar year shall not affect the in-kind benefits to be provided in any other calendar year; (iii) your right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than your remaining lifetime (or if longer, through the third anniversary of the Effective Date).

The Company may withhold from any amounts payable to you under this Agreement such United States federal, state or local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

If it shall be determined by Deloitte LLP or such other nationally recognized accounting firm selected by you (the “Accounting Firm”) that the receipt of all payments and distributions by the Company to or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (collectively the “Payments”) would subject you to tax under Section 4999 of the Code, a further determination shall be made by the Accounting Firm as to which would result in larger payments to you after paying all applicable taxes, including the tax under Section 4999: (A) to receive all of the Payments or (B) to receive the portion of all Payments that equals in the aggregate 2.99 times Executive’s “base amount” as determined under §280G(b)(3) of the Code (the “Safe Harbor Amount”). If the determination is that it would result in larger payments to you after paying all applicable taxes to receive all of the Payments, then all Payments shall be made to you in accordance with the terms of this Agreement. If the determination is that it would result in larger payments to you after paying all applicable taxes to receive the Safe Harbor Amount, then only the Safe Harbor Amount shall be paid to you in accordance with the terms of this Agreement. Any reduction in the Payments provided under this Agreement shall be made by first reducing the Restricted Stock Units, and then reducing the Stock Options.

If the Accounting Firm determines that Payments should be reduced to the Safe Harbor, the Company shall promptly give you notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Agreement shall be binding upon the Company and you and shall be made as soon as reasonably practicable and in no event later than five days following the change of control. For purposes of reducing the Agreement Payments to the Safe Harbor, only amounts payable under this Agreement (and no other Payments) shall be reduced. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for your benefit pursuant to this Agreement which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for your benefit pursuant to this Agreement could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the amounts hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or you which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, you shall pay any such Overpayment to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by you to the Company if and to the extent such payment would not either reduce the amount on which you are subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be paid promptly (and in no event later than 60 days following the date on which the Underpayment is determined) by the Company to or for your benefit together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

You agree to give Convergys 30 days’ advance, written notice of your decision to resign. The terms of this Agreement will terminate automatically effective as of your date of resignation or retirement.

Any disputes between you and Convergys or its officers or agents regarding termination, change in position, an intentional tort, or harassment, retaliation, or discrimination based on local, state, or federal law will be subject to confidential, final and binding arbitration in Cincinnati, Ohio in accordance with the Federal Arbitration Act and/or applicable Ohio law and, to the extent not specified here, AAA rules. You and the Company waive our rights to a judge or jury trial in court, although you are permitted to file a charge with, and/or assist, an administrative agency like the Equal Employment Opportunity Commission. A claim must be made within six months of a party’s knowledge of the disputed matter or it is waived, and remedies are actual, compensatory, liquidated, and punitive damages, and attorney fees, but do not include reinstatement or promotion (for which front pay may be awarded instead). The Company will pay the arbitrator’s fees and expenses, but each party is responsible for their own attorneys’ fees, costs of witnesses, and evidence. Each side will limit discovery to two depositions, except that the arbitrator may permit additional discovery. Judgment upon the arbitration award may be entered in state or federal court. A termination or expiration of the terms of this Agreement will not affect the rights and obligations of the parties under this Agreement, the terms of which will survive termination and/or expiration of the terms of this Agreement.

Your employment will be governed by Ohio law. Please indicate your acceptance of these terms by signing below and returning a copy to me by February 9, 2010. Both you and the Company have had sufficient time to review and consider this letter before signing below.

Very truly yours,

/s/ Philip Odeen
Name:	Philip Odeen
Title:	Chairman

Accepted and agreed:

/s/ Jeffrey H. Fox
Jeffrey H. Fox

Date:	2/9/10

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